UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-8968

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANADARKO EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANADARKO PETROLEUM CORPORATION

1201 Lake Robbins Drive

The Woodlands, Texas 77380-1046

ANADARKO EMPLOYEE SAVINGS PLAN INDEX

*All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Administrative and Investment Committee

Anadarko Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Anadarko Employee Savings Plan (the Plan), as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Anadarko Employee Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2012, and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 13, 2013

ANADARKO EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
thousands	2012	2011
ASSETS
Investments, at fair value
Anadarko Petroleum Corporation common stock	$307,230	$312,400
Mutual funds	777,892	643,265
Common/collective trust fund	246,776	249,141
Money market fund	5,543	6,957

	1,337,441	1,211,763

Receivables
Notes receivable from participants	14,127	12,740
Receivable for securities sold	492	21
Participant contributions	89	95
Employer contributions	68	48
Other receivables	—	123

	14,776	13,027

Total Assets	$1,352,217	$1,224,790

LIABILITIES
Due to broker for securities purchased	$877	$1,333
Excess contributions payable	1,814	1,132

Total Liabilities	$2,691	$2,465

Net Assets Reflecting Investments at Fair Value	$1,349,526	$1,222,325

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,692)	(6,053)

Net Assets Available for Benefits	$1,342,834	$1,216,272

See accompanying Notes to Financial Statements.

ANADARKO EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2012

thousands
Additions to Net Assets Attributed to
Investment Income
Net appreciation in fair value of investments	$67,798
Dividends	28,084
Interest	3,843

Total net investment income	99,725

Contributions
Employer	47,209
Participant	62,047
Participant rollover	4,683

Total contributions	113,939

Interest income on notes receivable from participants	582

Total Additions	214,246

Deductions from Net Assets Attributed to
Benefits paid to participants	85,107
Corrective distributions	1,814
Individual participant and other expenses	763

Total Deductions	87,684

Net Increase in Net Assets Available for Benefits During the Year	126,562

Net Assets Available for Benefits at Beginning of Year	1,216,272

Net Assets Available for Benefits at End of Year	$1,342,834

See accompanying Notes to Financial Statements.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

1.   Description of the Plan

General   The Anadarko Employee Savings Plan (Plan) is sponsored by Anadarko Petroleum Corporation (Company or Employer) and was last amended on February 21, 2013. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The administrator and named fiduciary of the Plan is the Anadarko Petroleum Corporation Administrative and Investment Committee. Plan assets are held by Fidelity Management Trust Company (Fidelity or Trustee). The following description of the Plan provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

The purpose of the Plan is to assist employees in accumulating retirement savings and the Company in retaining its employees. The Plan has been adopted exclusively to provide benefits for employees eligible to participate in the Plan (participants) and their beneficiaries. The assets of the trust fund (Trust) established pursuant to the Plan to hold participant contributions, Employer contributions, and earnings thereon may only be used to provide such employee benefits and fund reasonable expenses of administering the Plan.

The Plan is a defined-contribution plan that is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), as more fully discussed in Note 9—Tax Status. Generally, all regular employees of the Company included on its U.S. payroll records are eligible to participate in the Plan upon employment.

Contributions and Vesting   Contributions may be made to the Plan by participants, if they elect to do so, and by the Company. Participants can choose to opt out of the Plan, elect a contribution amount other than the automatic election percentage, or elect investment options other than the default option. Newly eligible participants who do not affirmatively elect to opt out or designate an election percentage are automatically enrolled into the Plan with a contribution amount of 6%. These contributions are invested in age-appropriate Fidelity Freedom Funds, unless otherwise directed by the participant.

Participants may also make rollover contributions from other qualified benefit plans. Employer contributions may include matching contributions (to match a portion of the participants’ elective contributions), Personal Wealth Account (PWA) contributions, and profit-sharing contributions. All contributions are subject to certain limitations as set forth in the Code. Such limitations may apply differently to certain participants. For example, maximum-permitted contribution amounts may be higher for participants who are 50 years of age or older by calendar year end.

Participant Elective and Employer Matching Contributions   The Plan allows participant contributions of up to 30% of certain compensation, including base salary or wages, overtime, and certain incentive bonuses. Participants may contribute on a pre-tax, after-tax, and/or Roth 401(k) basis. Participants age 50 or older by the end of the calendar year may be eligible to make additional catch-up contributions on a pre-tax and/or Roth 401(k) basis. The Company matches 100% of participant-elective contributions up to 6% of participant compensation per payroll period. Active participants in the Plan vest immediately in their own contributions and Company-matching contributions.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

1.   Description of the Plan (Continued)

Other Employer Contributions   The Company has made PWA contributions to certain eligible participants’ accounts since January 1, 2008, the date the PWA feature was established. Generally, employees eligible to receive PWA contributions are those employees not eligible to participate in the final-average pay benefit program under the qualified defined-benefit plans sponsored by the Company and its subsidiaries. Effective January 1, 2012, participants who were eligible for the final-average pay benefit program under the qualified defined-benefit plans that elected to become a Retirement Choice Participant under the qualified defined-benefit plans are also entitled to receive PWA contributions beginning with the first payroll period after January 1, 2012. The receipt of PWA contributions is not dependent on participant-elective contributions. PWA contributions equal 4% of eligible compensation paid during each payroll period. Participants fully vest in Employer PWA contributions and earnings thereon upon achieving three years of active service.

In addition to matching elective contributions made by participants, the Company may elect to make a profit-sharing contribution to the Plan. Participants become vested in Employer profit-sharing contributions and earnings thereon ratably, on each anniversary of active service, in accordance with the vesting schedule of 33% after one year of active service, 66% after two years of active service, and 100% after three years of active service. No such contribution was made by the Company for 2012.

Benefits Paid to Participants   Benefit distributions, limited to vested account balances, are made in lump-sum payments subsequent to termination of employment and as directed by the participant. While employed, a participant may make withdrawals from his or her Employer or participant contribution accounts, as allowed under Internal Revenue Service (IRS) regulations, subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic payout of account balances that do not exceed five thousand dollars upon termination of employment.

Forfeitures   Participants terminating employment prior to becoming 100% vested forfeit any non-vested contributions and earnings thereon. Non-vested contributions may include PWA and Employer profit-sharing contributions. Forfeitures may be used to restore participant account balances required to be reinstated during the plan year if a participant resumes employment with the Company and other relevant conditions are satisfied, to pay administrative expenses of the Plan, or to reduce Employer contributions. The forfeiture account balance was $38,000 at December 31, 2012, and $4,000 at December 31, 2011. During 2012, forfeitures of $347,000 were used to satisfy a portion of Employer contribution requirements.

Plan Termination   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will immediately become 100% vested in their accounts.

Participant Accounts   All participant and Employer contributions are allocated to participants’ accounts and are invested in accordance with participants’ investment elections. Participants, or their appointed delegates, may designate the manner in which all participant and Employer contributions are invested in accordance with Section 404(c) of ERISA. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

In addition to the Anadarko Petroleum Corporation common stock fund (Stock Fund), the Plan currently offers participants a common/collective trust fund and a variety of mutual funds as investment options. Invested funds of participants, including Employer contributions and accumulated earnings thereon, may be transferred between investment options at the election of the participant, subject to round-trip trading restrictions imposed on all investment options, except for the Fidelity Managed Income Portfolio II (MIP), and certain mutual fund short-term trading fees.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

1.   Description of the Plan (Continued)

The Company has engaged an independent third-party investment advisor (Participant Investment Advisor) to offer online investment advice and full investment management services. The Company pays for the online investment advice tool. Participants electing full investment management authorize the Participant Investment Advisor to monitor their accounts and transact on their behalf. Fees for the full management service are charged only to the accounts of participants using the service.

Stock Fund   The Stock Fund is a unitized fund, measured in units rather than shares, that holds Anadarko Petroleum Corporation common stock (Company Stock), as well as cash and cash equivalents. In the event that trading transactions on any given day exceed the cash position of the Stock Fund, the Trust has arranged to utilize a line of credit to access additional liquidity. At December 31, 2012 and 2011, there were no outstanding borrowings under this line of credit. During 2012, the Stock Fund incurred line of credit fees of three thousand dollars which are recorded as other expenses on the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants   Upon loan origination, the amount of a participant’s loan may not be greater than the lesser of (i) 50% of the participant’s vested account balance, or (ii) $50,000 less the highest outstanding loan balance for the previous 12-month period. Currently, permitted loan terms range from six months to a maximum term of five years. Outstanding loans with a remaining term exceeding five years relate to principal-residence loans that were permitted by provisions of a qualified plan that was previously merged into the Plan. Loans are secured by the balance in the participant’s account and bear interest at a fixed rate for the life of the loan, calculated as the prime interest rate plus 1% as reported by Reuters on the first business day of the quarter preceding the date the loan was processed. At December 31, 2012, interest rates for outstanding loans ranged from 4.25% to 9.50%. Principal and interest payments are funded through payroll deductions.

2.  Summary of Significant Accounting Policies

Basis of Presentation   The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates   The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of changes in the assets and liabilities during the period. Changes in facts and circumstances or additional information may result in revised estimates and actual results may differ from these estimates, including estimates of the fair value of the Plan’s investments, which may differ depending on the valuation method applied.

Payment of Distributions   Distributions to participants are recorded when paid.

Notes Receivable from Participants   Notes receivable from participants are measured at the unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based on the terms of the plan document.

Excess Contributions Payable   Amounts payable to participants for contributions in excess of amounts permitted by the IRS are recorded as a liability on the Statements of Net Assets Available for Benefits at year end and as a deduction from net assets on the Statement of Changes in Net Assets Available for Benefits for the reporting period. The Plan distributed excess contributions payable at December 31, 2012, to the applicable participants prior to IRS deadlines.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

2.   Summary of Significant Accounting Policies (Continued)

Expenses   Plan expenses may include individual participant expenses, investment-related fees, and Plan-level administrative expenses. The individual participant expenses are specific to participant-directed transactions, such as loan initiation and maintenance fees, processing fees for certain withdrawals or exchanges, and/or engaging the Participant Investment Advisor to provide full investment management services as described in Note 1—Description of the Plan. These fees are deducted from the requesting participant’s account and totaled $760,000 in 2012.

Certain investment fund options are subject to investment-related fees based on a percentage of invested assets, as disclosed in the applicable fund’s prospectus and disclosed to participants through a participant disclosure notice. Such fees are charged directly against the fund’s net appreciation (depreciation) in fair value of investments and are not separately disclosed in the accompanying financial statements.

The Plan’s administrative expenses are costs of the general administration of the Plan and may be paid by either the Plan or the Company. In 2012, the Plan’s administrative expenses were paid through Fidelity’s revenue-sharing agreement between Fidelity and its contractual relationships with mutual fund investment options. These expenses were charged directly against the fund’s net appreciation (depreciation) in fair value of investments and were not separately disclosed in the accompanying financial statements.

Income Recognition and Valuation of Investments   Securities transactions are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest income is recognized on an accrual basis.

Except as indicated below, securities held by the Plan are valued at fair value, and any increases or decreases in the value of securities held, as well as other investment earnings, are allocated to the participants’ accounts. See Note 5—Fair Value for discussion of fair-value measurements.

The MIP is a stable-value investment that maintains, but does not guarantee, a stable net asset value while providing current income at a variable rate of interest. Plan participants acquire investment units in the MIP, typically at $1.00 per unit, with each unit representing an undivided interest in the underlying assets of the MIP. The MIP is a common/collective trust fund that invests primarily in fixed-income securities and cash equivalents and enters into guaranteed investment contracts (GICs). A GIC is an investment contract that provides for the payment of a specified rate of interest and for the repayment of principal when the contract matures.

The MIP trust meets the requirements of a fully benefit-responsive investment, meaning that it is designed to pay participant-initiated transactions at contract value. Contract value is equal to the sum of the participant’s principal of $1.00 per unit plus accrued interest. The Plan’s investment in the MIP units may have a fair value higher or lower than the contract value of the MIP, and is estimated by reference to the aggregate fair value of the investment portfolio and the GIC contracts held by the MIP. The fair value of these investments and the adjustment from fair value to contract value are reported on the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

The Plan’s continuing ability to transact with the MIP at contract value may be restricted or limited upon occurrence of certain fund-level or Plan-level conditions or events, or with respect to transactions not initiated by the Plan participants. For example, the Company may decide to terminate the Plan’s offering of the MIP as a Plan investment option and fully withdraw all invested balances from the MIP. The Plan does not currently consider the occurrence of any such conditions or events to be probable.

Subsequent Events   The Plan has evaluated subsequent events through June 13, 2013, the date the financial statements were issued.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

3.   Investments

The following summarizes investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

thousands	2012	2011
Anadarko Petroleum Corporation common stock	$ 307,230	$ 312,400
Fidelity Managed Income Portfolio II Class 3 (1)	246,776	249,141
PIMCO Total Return Institutional Class	135,106	120,920
Spartan 500 Index Fund - Institutional Class	84,374	69,902
American Funds EuroPacific Growth Fund Class R6	78,201	63,814

(1)	Contract value of $240,084 thousand at December 31, 2012, and $243,088 thousand at December 31, 2011.

Company Stock represents approximately 23% of net assets available for benefits of the Plan at December 31, 2012, and 26% at December 31, 2011.

The following summarizes changes in net assets attributable to appreciation (depreciation) in fair value of the Plan’s investments in common stock and mutual funds during the year ended December 31, 2012:

thousands
Net depreciation of Anadarko Petroleum Corporation common stock	$(3,956)
Net appreciation in fair value of mutual funds	71,754

Net appreciation in fair value of investments in common stock and mutual funds	$67,798

4.   Risks and Uncertainties

Investment options offered by the Plan may include investments in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest-rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits. Net assets available for benefits are particularly sensitive to changes in value of investments that represent a relatively high proportion of total investments, such as Company Stock.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

5.   Fair Value

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in determining fair value are characterized according to a hierarchy that prioritizes those inputs based on the degree that they are observable. Following is a description of the three input levels of the fair-value hierarchy:

Level 1—Inputs represent unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (for example, quoted market prices for similar assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs).

Level 3—Inputs that are not observable from objective sources, such as the Company’s internally-developed assumptions about market-participant assumptions used in pricing an asset or liability.

The fair-value measurement of an asset or liability is categorized within the fair-value hierarchy based on the lowest level of input that is significant to the fair-value measurement. The valuation techniques used are required to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common Stock—Valued using quoted market prices for the identical security in an active market.

Common/Collective Trust Fund—Valued using the net asset value (NAV) of the fund, which is based on the fair value of the underlying assets, some of which are traded in active markets and have quoted market prices, while others may be valued by reference to securities with similar characteristics that are traded in active markets, or by using a discounted cash flow model. The MIP units themselves are not traded in active markets at their estimated fair values, but rather current transactions are executed at contract value, as discussed in Note 2—Summary of Significant Accounting Policies.

Mutual Funds—Valued using quoted market prices, which represent the NAV of the shares held in such funds. Each of these funds is an open-ended mutual fund and is valued using a market approach. Fair value is based on a daily NAV that can be validated with a sufficient level of observable activity (e.g., purchases and sales at NAV between fund investors and the fund).

Money Market Fund—Valued using the NAV of the fund shares.

Valuation methods employed for purposes of estimating the fair value of the Plan’s assets are appropriate and consistent with valuation techniques used by market participants. The use of different valuation methodologies or assumptions to estimate the fair value of the Plan’s investments at the reporting date would likely result in a fair-value estimate of the Plan’s investments that differs from the reporting-date fair-value estimate presented herein.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

5.   Fair Value (Continued)

The following summarizes the Plan’s investments by asset class and input level within the fair-value hierarchy:

thousands
December 31, 2012	Level 1	Level 2	Level 3	Total
Equity Securities
Common stock
Anadarko Petroleum Corporation common stock	$307,230	$—	$—	$307,230
Common/collective trust funds
Stable value fund (1)	—	246,776	—	246,776
Mutual funds
U.S. large-cap equity funds	265,316	—	—	265,316
Fixed-income funds	135,106	—	—	135,106
Blended funds	135,002	—	—	135,002
International equity funds	106,220	—	—	106,220
U.S. mid-cap equity funds	87,510	—	—	87,510
U.S. small-cap equity funds	34,713	—	—	34,713
U.S. government	14,025	—	—	14,025
Money market fund	5,543	—	—	5,543

Total equity securities	$1,090,665	$246,776	$—	$1,337,441

December 31, 2011
Equity Securities
Common stock
Anadarko Petroleum Corporation common stock	$312,400	$—	$—	$312,400
Common/collective trust funds
Stable value fund (1)	—	249,141	—	249,141
Mutual funds
U.S. large-cap equity funds	216,745	—	—	216,745
Fixed-income funds	120,920	—	—	120,920
Blended funds	107,842	—	—	107,842
International equity funds	88,069	—	—	88,069
U.S. mid-cap equity funds	76,530	—	—	76,530
U.S. small-cap equity funds	32,184	—	—	32,184
U.S. government	975	—	—	975
Money market fund	6,957	—	—	6,957

Total equity securities	$962,622	$249,141	$—	$1,211,763

(1)

This fund is designed with the view of capital preservation and income generation, as described in Note 2—Summary of Significant Accounting Policies. Participant-directed redemptions are executed at contract value rather than fair value and have no restrictions; however, the Plan is required to provide a one-year redemption notice to the fund issuer to exit the fund.

The Plan’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers between Level 1, Level 2, or Level 3 for the Plan during the periods presented.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

6.   Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company Stock allocated to their accounts and is notified by the Trustee prior to the time that such rights are to be exercised. Except as otherwise required by law, the Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant.

7.   Party-In-Interest Transactions

Certain Plan investments are in mutual funds, a money market fund, and a common/collective trust fund managed by Fidelity. Because the Plan pays certain fees to Fidelity, and Fidelity is the Trustee of the Plan, these transactions qualify as party-in-interest transactions. Additionally, since the Company is the plan sponsor, the Company’s payment of certain administrative expenses on behalf of the Plan and the Plan’s investment in Company Stock constitute party-in-interest transactions. In each case, these are exempt party-in-interest transactions under ERISA.

8.   Delinquent Participant Contributions

As reported on Schedule H, Line 4a – schedule of delinquent participant contributions, approximately two thousand dollars of certain loan repayments were not remitted to the Trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during 2012. The Company is in the process of remitting the loan repayments and earnings adjustments in a timely manner such that the Plan and the Trust established under the Plan continue to be a qualified plan and Trust under the Code.

9.   Tax Status

The Company received a favorable determination letter dated November 27, 2012, from the IRS stating that the Plan is a qualified plan under the provisions of Section 401(a) of the Code, thereby exempting the Trust from federal income tax under Section 501(a) of the Code. Amendments to the Plan have been adopted that are not covered by the determination letter. The Company believes that the Plan, as amended, is designed and is being operated in compliance with the applicable provisions of the Code, with the exception of an operational error noted below.

During 2012, the Company identified an operational error whereby certain deceased participant accounts were not distributed in accordance with the terms of the plan document. On behalf of the Plan, the Company is in the process of requesting the IRS to issue a compliance statement for the Plan under the VCP, as described in Revenue Procedure 2013-12.

During 2009, the Company identified an operational error whereby Employer matching contributions were inaccurately sourced, resulting in certain participants receiving ineligible distributions beginning in 2007. On behalf of the Plan, the Company requested the IRS to issue a compliance statement for the Plan under the Voluntary Correction Program (VCP) with Service Approval component of the Employee Plans Compliance Resolution System, as described in Revenue Procedure 2008-50. This compliance statement was received from the IRS in 2011.

Certain ineligible distributions continued into 2011 until correction methods approved by the compliance statement were approved and implemented. Receivables for recoveries of ineligible distributions totaling $123,000 are reported as other receivables in the Statements of Net Assets Available for Benefits at December 31, 2011. During 2012, the Plan recovered $123,000 from certain affected participants. The Company has completed the requirements of the compliance statement.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

9.   Tax Status (Continued)

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by federal, state and/or local taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there were no uncertain positions taken or expected to be taken that would require recognition of a liability (asset) or disclosure in the Plan financial statements at December 31, 2012 and 2011. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

10.   Reconciliation of Financial Statements to Form 5500

Fully benefit-responsive investment contracts are reported on Form 5500 at fair value, different from the accompanying financial statements that are reported at contract value.

The following is a reconciliation of net assets available for benefits per the financial statements to those included in Form 5500:

	December 31,
thousands	2012	2011
Net assets available for benefits per the financial statements	$1,342,834	$1,216,272
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,692	6,053

Net assets available for benefits per Form 5500	$1,349,526	$1,222,325

The following is a reconciliation of investment income for the year ended December 31, 2012, per the financial statement to that included in Form 5500:

thousands
Total investment income per the financial statements	$99,725
Add interest income on notes receivable from participants	582

Adjustment from contract value to fair value for fully benefit-responsive investment contracts

Less December 31, 2011	(6,053)
Add December 31, 2012	6,692

Total investment income per Form 5500	$100,946

ANADARKO EMPLOYEE SAVINGS PLAN

EIN: 76-0146568 PN:002

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2012

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

Check here if late participant loan repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$1,567(1)	$1,567	$0	$0	$0

(1)	Represents delinquent participant loan repayments from off-cycle payroll processing.

See accompanying Report of Independent Registered Public Accounting Firm.

ANADARKO EMPLOYEE SAVINGS PLAN

EIN: 76-0146568 PN:002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

thousands		Current
Identity of Issue / Description	Cost**	Value
Mutual Funds
PIMCO Total Return Fund Institutional Class (PTTRX)		$135,106
* Spartan 500 Index Fund - Institutional Class (FXSIX)		84,374
American Funds EuroPacific Growth Fund Class R6 (RERGX)		78,201
* Fidelity Balanced Class K (FBAKX)		51,599
* Fidelity Growth Company Class K (FGCKX)		41,085
American Beacon Large Cap Value Fund Institutional Class (AADEX)		35,141
American Funds The Growth of America Class R6 (RGAGX)		34,272
* Fidelity Mid-Cap Stock Class K (FKMCX)		34,012
* Fidelity Diversified International Fund Class K (FDIKX)		28,019
* Spartan Extended Market Index Fund - Fidelity Advantage Class (FSEVX)		26,808
Vanguard Value Index Fund Institutional Shares (VIVIX)		26,113
* Fidelity Contrafund Class K (FCNKX)		20,607
Wells Fargo Advantage Small Cap Value Institutional Class (WFSVX)		17,625
* Spartan Total Market Index Fund - Institutional Class (FSKTX)		16,171
Baron Growth Fund Institutional Class (BGRIX)		14,977
Vanguard Inflation-Protected Securities Fund Institutional Shares (VIPIX)		14,025
Perkins Mid Cap Value Fund Class I (JMVAX)		11,713
Columbia Small Cap Core Fund Class Z (SMCEX)		8,897
Davis NY Venture Fund Class Y (DNVYX)		7,553
Victory Small Company Opportunity Fund Class I (VSOIX)		4,882
* Fidelity Freedom K Income Fund (FFKAX)		4,667
Hartford Small Company HLS Fund Class IA (HIASX)		3,309
* Fidelity Freedom K 2000 Fund (FFKBX)		687
* Fidelity Freedom K 2005 Fund (FFKVX)		169
* Fidelity Freedom K 2010 Fund (FFKCX)		3,912
* Fidelity Freedom K 2015 Fund (FKVFX)		4,971
* Fidelity Freedom K 2020 Fund (FFKDX)		18,278
* Fidelity Freedom K 2025 Fund (FKTWX)		8,601
* Fidelity Freedom K 2030 Fund (FFKEX)		9,888
* Fidelity Freedom K 2035 Fund (FKTHX)		6,601
* Fidelity Freedom K 2040 Fund (FFKFX)		9,729
* Fidelity Freedom K 2045 Fund (FFKGX)		7,432
* Fidelity Freedom K 2050 Fund (FFKHX)		7,508
* Fidelity Freedom K 2055 Fund (FDENX)		960

Total Mutual Funds		777,892
Common Stock
* Anadarko Petroleum Corporation common stock (APC)		307,230
Common/Collective Trust Fund
* Fidelity Managed Income Portfolio II Class 3		246,776
Money Market Fund
* Fidelity Institutional Money Market: Money Market Portfolio Class I (FMPXX)		5,543

* Participant Loans		14,127
(maturity dates from January 2013, to March 2027, and interest rates from 4.25% to 9.50%)

Total		$1,351,568

*	Party-in-interest

** Cost not required for participant-directed investments

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

The following document is filed as part of this report:

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANADARKO EMPLOYEE SAVINGS PLAN

June 13, 2013	By:	/s/ M. CATHY DOUGLAS
M. Cathy Douglas Senior Vice President, Chief Accounting Officer, Controller, and Member of the Administrative and Investment Committee